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                                                                  EXHIBIT (a)(7)

   This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made by the Prospectus (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to, nor will Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Purchaser's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                          Notice of Offer to Exchange

                     Each Outstanding Share of Common Stock

                                       of

                                  Labtec Inc.

                                      for

         $11.00 Net to the Seller in Cash and a Fraction of an American
           Depositary Share of Logitech International S.A. Per Share

                                       by

                           Thunder Acquisition Corp.
                          a wholly owned subsidiary of
                                 Logitech Inc.
                          a wholly owned subsidiary of
                          Logitech International S.A.

   Thunder Acquisition Corp. ("Purchaser"), a Massachusetts corporation and a wholly owned subsidiary of Logitech Inc., a California corporation ("Logitech Sub") and a wholly owned subsidiary of Logitech International S.A., a Swiss corporation, is offering to exchange $11.00, net to the seller in cash, and a fraction of an American Depositary Share ("Logitech ADS") for each outstanding share of common stock, par value $0.01 per share (the "Common Stock" or the "Shares), of Labtec Inc. (the "Company"), upon the terms and subject to the conditions set forth in the Prospectus and related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The fraction of a Logitech ADS for which, together with $11.00 net to the seller in cash (the "Cash Portion"), each share of Common Stock will be exchanged is determined as follows: if the average closing bid price of Logitech ADSs on the Nasdaq National Market for the 20 consecutive trading days ending on the third trading day prior to the Expiration Date (as defined below) is not less than $25.64 nor more than $31.34, the exchange ratio will be determined by dividing $7.00 by this 20-day average price; provided that (i) if this 20-day average price is less than $25.64, the exchange ratio will be .2730 of a Logitech ADS for each share of Common Stock; and (ii) if this 20-day average price is more than $31.34, the exchange ratio will be .2234 of a Logitech ADS for each share of Common Stock.

   The purpose of the Offer is to enable Purchaser to acquire all of the equity interest in the Company. As of February 23, 2001, Purchaser owned no Shares. Following consummation of the Offer, Logitech Sub intends to effect the Merger described below. Stockholders of record who tender directly to the Exchange Agent (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the
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Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of The Bank of New York, which is acting as exchange agent (the "Exchange Agent"), and Georgeson Shareholder Communications Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer.

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 22, 2001, UNLESS THE OFFER IS EXTENDED.

   The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the Expiration Date, a number of Shares that represents not less than 67% of the total outstanding Shares on a fully diluted basis; (2) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any applicable antitrust or competition laws and regulations of jurisdictions outside the United States; and (3) the Securities and Exchange Commission declaring effective the registration statement on Form F-4 of which the Prospectus forms a part and the absence of a stop order or proceedings seeking a stop order with respect to the effectiveness of the registration statement. The Offer is also subject to other conditions. See the Prospectus. The Offer is not conditioned upon Parent or Purchaser obtaining financing.

   The Offer is being made pursuant to the Agreement and Plan of Merger dated February 7, 2001 (the "Merger Agreement") among Parent, Logitech Sub, Purchaser and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver, if permissible, of all of the conditions set forth in the Merger Agreement and in accordance with applicable law, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Logitech Sub. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the Company's treasury or Shares owned by Parent, Logitech Sub, Purchaser or any subsidiary of Parent immediately before the Effective Time, all of which will be cancelled, and Shares with respect to which appraisal rights shall have been properly exercised) will be converted into the right to receive the same consideration paid in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger Agreement is more fully described in the Prospectus. Parent will account for the Merger as a purchase.

   The Board of Directors of the Company (1) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Company and the Company's stockholders, (2) has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

   For purposes of the Offer, Purchaser shall be deemed to have accepted for exchange, and thereby exchanged, Shares validly tendered and not properly withdrawn if, and when, Purchaser gives oral or written notice to the Exchange Agent, as agent for the tendering stockholders, of its acceptance for exchange of such Shares. Payment for Shares so accepted will be made by deposit of the purchase price therefor with the Exchange Agent, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. In all cases, payment for Shares accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (1) certificates representing such Shares (or timely confirmation of a book-entry transfer of such Shares into the Exchange Agent's account at The Depository Trust Company ("DTC")), (2) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or an Agent's Message (as defined in the Prospectus) in connection with a book-entry transfer; and (3) any other documents required by the Letter of Transmittal.

   The term "Expiration Date" means 12:00 midnight, New York City time, on March 22, 2001, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) extends the period of time for

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which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire prior to the exchange of any Shares.

   Purchaser may, and Logitech Sub may cause Purchaser to, without the consent of the Company, (1) extend the Offer for any period required by any rule, regulation, interpretation of the Securities and Exchange Commission (the "SEC") or the staff thereof; (2) from time to time extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; or (3) extend the Offer for any reason on one or more occasions for an aggregate period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under clause (1) or
(2) of this sentence if on such expiration date there shall not have been tendered (and not properly withdrawn) at least 90% of the outstanding Shares on a fully diluted basis. Logitech Sub and Purchaser will, if any one or more of the conditions to the Offer set forth in the Merger Agreement are not satisfied, extend the Offer from time to time unless any such condition is no longer reasonably capable of being satisfied or any such event has occurred. Purchaser shall cause any such extension to be made by giving oral or written notice of such extension to the Exchange Agent, which will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to the right, if any, of a tendering shareholder to withdraw such shareholder's Shares. Notwithstanding anything in this paragraph to the contrary, in no event shall Purchaser be required to extend the Offer beyond July 15, 2001.

   Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the final Expiration Date and unless theretofore accepted for exchange pursuant to the Offer, may also be withdrawn at any time after April 23, 2001. For a withdrawal of Shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth in the Prospectus. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn must also be furnished to the Exchange Agent prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Prospectus) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

   On the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will, and Logitech Sub will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date. With respect to any such Shares, the Cash Portion shall be net to the seller thereof in cash, subject to reduction only for any applicable federal back-up withholding or stock transfer taxes payable by such seller.

   Following expiration of the Offer, Purchaser may, and Logitech Sub may cause Purchaser to, make available a "subsequent offering period" in accordance with Rule 14d-11 of the Exchange Act.

   The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Prospectus and is incorporated herein by reference.

   In connection with the Offer, the Company has provided Purchaser with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. The Prospectus, the related Letter of Transmittal and other related materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the

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names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

   The Prospectus and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

   Any questions or requests for additional copies of the Prospectus, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Exchange Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

   The Information Agent for the Offer is:

   Georgeson Shareholder Communications Inc.
   17th State Street New York, NY 10004
   Banks and Brokers Call Collect (212) 440-9800
   All Others Call Toll-Free (800) 223-2064

   February 23, 2001

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